LOPRO

Integrated finance company

LOPRO CORPORATION

File Number: 82-4664

January 9 , 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Re: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

Dear Sirs:

LOPRO CORPORATION (the "Company"), a stock company incorporated under the laws of Japan, hereby furnishes to the Securities and Exchange Commission the attached information and/or document(s) pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and/or document(s) furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document(s) pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Best regards,

LOPRO CORPORATION

By: M. Oki

MASAKI OTI

HEAD OF CORPORATE
PLANNING GROUP

dw 2/11

File No. 82-4664

LOPRO CORPORATION

Index

Translation for:

1. Brief description of Semi-Annual Report and Report on State of Purchase of Share Certificate of One's Own

File Number: 82-4664

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Semi-Annual Report

The Semi-Annual Report for the first half of the 35th fiscal period (April 1, 2003 through September 30, 2003) prepared in accordance with Articles 24-5 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau on December 19, 2003 through EDINET (Electronic Disclosure for Investors' Network), and to the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd. on December 19, 2003.

Report on State of Purchase of Share Certificate of One's Own

The Report on State of Purchase of Share Certificate of One's Own prepared in accordance with section 1 of Article 24-6 of the Securities and Exchange Law have been submitted to the Director of the Kanto Local Finance Bureau, the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd. on January 9, 2004.